Exhibit 99.1

Condensed consolidated statement of financial position
(in thousands of USD)

	June 30, 2019	December 31, 2018 *
ASSETS

Non-current assets
Vessels (Note 4, 12)	3,340,837	3,520,067
Right-of-use assets (Note 12)	73,382	—
Other tangible assets (Note 12)	2,168	1,943
Intangible assets	49	105
Receivables (Note 19)	38,275	38,658
Investments in equity accounted investees (Note 23)	40,457	43,182
Deferred tax assets	4,259	2,255

Total non-current assets	3,499,427	3,606,210

Current assets
Bunker inventory (Note 20)	146,181	—
Non-current assets held for sale (Note 8)	23,212	42,000
Trade and other receivables (Note 21)	243,372	305,726
Current tax assets	213	282
Cash and cash equivalents	203,636	173,133

Total current assets	616,614	521,141

TOTAL ASSETS	4,116,041	4,127,351

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve (Note 13)	376	411
Hedging reserve (Note 13)	(7,791)	(2,698)
Treasury shares (Note 13)	(41,646)	(14,651)
Retained earnings	302,701	335,764

Equity attributable to owners of the Company	2,195,337	2,260,523

Non-current liabilities
Bank loans (Note 15)	1,249,504	1,421,465
Other notes (Note 15)	198,264	148,166
Lease liabilities (Note 4, 15)	59,547	—
Other payables (Note 16)	3,945	1,451
Employee benefits	4,804	4,336
Provisions (Note 22)	1,591	4,288

Total non-current liabilities	1,517,655	1,579,706

Current liabilities
Trade and other payables (Note 16)	103,199	87,225
Current tax liabilities	172	41
Bank loans (Note 15)	111,442	138,537
Other borrowings (Note 15)	159,038	60,342
Lease liabilities (Note 4, 15)	28,898	—
Provisions (Note 22)	300	977

Total current liabilities	403,049	287,122

TOTAL EQUITY and LIABILITIES	4,116,041	4,127,351

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.
The accompanying notes on pages 7 to 35 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2019	2018 *
	Jan. 1 - Jun. 30, 2019	Jan. 1 - Jun. 30, 2018
Shipping income
Revenue (Note 9)	401,936	202,748
Gains on disposal of vessels/other tangible assets (Note 12)	455	10,175
Other operating income (Note 9)	3,160	2,133
Total shipping income	405,551	215,056

Operating expenses
Voyage expenses and commissions (Note 10)	(74,501)	(46,277)
Vessel operating expenses (Note 10)	(107,375)	(78,870)
Charter hire expenses (Note 10)	—	(15,432)
Loss on disposal of vessels/other tangible assets (Note 12)	(74)	—
Depreciation tangible assets (Note 12)	(168,509)	(112,926)
Depreciation intangible assets	(32)	(51)
General and administrative expenses (Note 10)	(36,376)	(31,150)
Total operating expenses	(386,867)	(284,706)

RESULT FROM OPERATING ACTIVITIES	18,684	(69,650)

Finance income (Note 11)	15,126	7,185
Finance expenses (Note 11)	(62,502)	(33,978)
Net finance expenses	(47,376)	(26,793)

Gain on bargain purchase	—	36,280
Share of profit (loss) of equity accounted investees (net of income tax) (Note 23)	7,660	8,420

PROFIT (LOSS) BEFORE INCOME TAX	(21,032)	(51,743)

Income tax benefit (expense)	2,002	141

PROFIT (LOSS) FOR THE PERIOD	(19,030)	(51,602)

Attributable to:
Owners of the company (Note 14)	(19,030)	(51,602)

Basic earnings per share (Note 14)	(0.09)	(0.31)
Diluted earnings per share (Note 14)	(0.09)	(0.31)

Weighted average number of shares (basic) (Note 14)	216,994,426	164,550,509
Weighted average number of shares (diluted) (Note 14)	216,994,426	164,634,673

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.
The accompanying notes on pages 7 to 35 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	2019	2018 *
	Jan. 1 - Jun. 30, 2019	Jan. 1 - Jun. 30, 2018

Profit/(loss) for the period	(19,030)	(51,602)

Other comprehensive income, net of tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(35)	(44)
Cash flow hedges - effective portion of changes in fair value (Note 13)	(5,093)	(201)
Equity-accounted investees - share of other comprehensive income (Note 23)	(1,034)	(160)

Other comprehensive (loss) / income, net of tax	(6,162)	(405)

Total comprehensive (loss) / income for the period	(25,192)	(52,007)

Attributable to:
Owners of the company	(25,192)	(52,007)

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.
The accompanying notes on pages 7 to 35 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	—	(16,102)	473,621	1,846,360

Adjustment on initial application of IFRS 15 (net of tax)	—	—	—	—	—	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	—	—	—	—	—	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	—	(16,102)	471,876	1,844,615

Profit (loss) for the period	—	—	—	—	—	(51,602)	(51,602)
Total other comprehensive income	—	—	(44)	(201)	—	(160)	(405)
Total comprehensive income	—	—	(44)	(201)	—	(51,762)	(52,007)

Transactions with owners of the company
Issue of ordinary shares related to business combinations	66,102	487,322	—	—	—	—	553,424
Dividends to equity holders	—	—	—	—	—	(9,489)	(9,489)
Equity-settled share-based payment	—	—	—	—	—	37	37
Total transactions with owners	66,102	487,322	—	—	—	(9,452)	543,972

Balance at June 30, 2018	239,148	1,702,549	524	(201)	(16,102)	410,662	2,336,580

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 **	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	—	—	—	—	—	(19,030)	(19,030)
Total other comprehensive income (Note 13)	—	—	(35)	(5,093)	—	(1,034)	(6,162)
Total comprehensive income	—	—	(35)	(5,093)	—	(20,064)	(25,192)

Transactions with owners of the company
Dividends to equity holders (Note 13)	—	—	—	—	—	(12,999)	(12,999)
Treasury shares acquired (Note 13)	—	—	—	—	(26,995)	—	(26,995)
Total transactions with owners	—	—	—	—	(26,995)	(12,999)	(39,994)

Balance at June 30, 2019	239,148	1,702,549	376	(7,791)	(41,646)	302,701	2,195,337

* The Group initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition and IFRS 9 on Financial Instruments.

** The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.
The accompanying notes on pages 7 to 35 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of cash flows
(in thousands of USD)

	2019	2018 *
	Jan. 1 - Jun. 30, 2019	Jan. 1 - Jun. 30, 2018
Cash flows from operating activities
Profit (loss) for the period	(19,030)	(51,602)

Adjustments for:	206,157	84,292
Depreciation of tangible assets (Note 12)	168,509	112,926
Depreciation of intangible assets	32	51
Provisions	283	(3)
Tax (benefits)/expenses	(2,002)	(141)
Share of profit of equity-accounted investees, net of tax (Note 23)	(7,660)	(8,420)
Net finance expense (Note 11)	47,376	26,793
(Gain)/loss on disposal of assets (Note 12)	(381)	(10,175)
Equity-settled share-based payment transactions	—	37
Amortization of deferred capital gain	—	(496)
Gain on bargain purchase	—	(36,280)

Changes in working capital requirements	(68,253)	(23,136)
Change in cash guarantees	(6)	31
Change in stocks (Note 20)	(146,181)	—
Change in trade receivables (Note 21)	1,249	(325)
Change in accrued income (Note 21)	2,174	(2,796)
Change in deferred charges (Note 21)	23,386	(13,186)
Change in other receivables (Note 21)	39,461	(3,760)
Change in trade payables (Note 16)	14,320	(838)
Change in accrued payroll (Note 16)	(3,281)	(13,037)
Change in accrued expenses (Note 16)	(5,438)	13,380
Change in deferred income (Note 16)	7,131	(5,109)
Change in other payables	(929)	2,185
Change in provisions for employee benefits	(139)	319

Income taxes paid during the period	197	18
Interest paid	(46,493)	(21,394)
Interest received	3,606	547
Dividends received from equity-accounted investees (Note 23)	9,350	—

Net cash from (used in) operating activities	85,534	(11,275)

Acquisition of vessels and vessels under construction (Note 12)	(3,849)	(147,426)
Proceeds from the sale of vessels (Note 12)	48,615	10,175
Acquisition of other tangible assets (Note 12)	(571)	(272)
Acquisition of intangible assets	—	(1)
Proceeds from the sale of other (in)tangible assets (Note 12)	13	—
Loans from (to) related parties (Note 23)	2,450	118,700
Net cash received from business combinations	—	126,288
Proceeds from sale of subsidiaries	—	120,025
Lease payments received from finance leases	617	—

Net cash from (used in) investing activities	47,275	227,489

(Purchase of) Proceeds from sale of treasury shares (Note 13)	(19,610)	—
Proceeds from new borrowings (Note 15)	368,697	480,056
Repayment of borrowings (Note 15)	(420,866)	(621,890)
Repayment of lease liabilities (Note 15)	(17,043)	—
Transaction costs related to issue of loans and borrowings (Note 15)	(181)	(1,649)
Dividends paid (Note 13)	(13,016)	(9,501)

Net cash from (used in) financing activities	(102,019)	(152,984)

Net increase (decrease) in cash and cash equivalents	30,790	63,230

Net cash and cash equivalents at the beginning of the period	173,133	143,648
Effect of changes in exchange rates	(287)	(599)

Net cash and cash equivalents at the end of the period	203,636	206,279

of which restricted cash	—	96,689

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.
The accompanying notes on pages 7 to 35 are an integral part of these condensed consolidated interim financial statements.

Notes to the consolidated financial statements for the six-month period ended June 30, 2019

Note 1 - Reporting entity

Note 2 - Basis of preparation

Note 3 - Use of judgements and estimates

Note 4 - Changes in significant accounting policies

Note 5 - Changes in consolidation scope

Note 6 - Significant events

Note 7 - Segment reporting

Note 8 - Assets held for sale and discontinued operations

Note 9 - Revenue and other operating income

Note 10 - Expenses for shipping activities

Note 11 - Net finance expenses

Note 12 - Property, plant and equipment

Note 13 - Equity

Note 14 - Earnings per share

Note 15 - Interest-bearing loans and borrowings

Note 16 - Trade and other payables

Note 17 - Financial instruments

Note 18 - Deferred tax assets and liabilities

Note 19 - Non-current receivables

Note 20 - Bunker inventory

Note 21 - Trade and other receivables

Note 22 - Provisions and contingencies

Note 23 - Equity-accounted investees

Note 24 - Subsequent events

Note 25 - Standards issued but not yet effective

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 1 - Reporting entity

Euronav NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements ("interim financial statements") as at and for the six months ended June 30, 2019 comprise the Company and its subsidiaries (together referred to as Euronav or the “Group”) and the Group’s interest in associates and joint ventures.

Note 2 - Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with lAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2018 that have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

This is the first set of the Group's financial statements in which IFRS 16 has been applied. Changes to significant accounting policies are described in Note 4.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 2, 2019.

Note 3 - Use of judgements and estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for the new significant judgments related to lessee accounting under IFRS 16, which are described in Note 4.

Measurement of fair values

A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Group Audit and Risk Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in Note 17.

Note 4 - Changes in significant accounting policies

Except as described below, the accounting policies and calculation methods adopted in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the Group's consolidated financial statements as at and for the year ended December 31, 2018, that have been prepared in accordance with IFRS.

The changes in accounting policies are also expected to be reflected in the Group's consolidated financial statements as at and for the year ending December 31, 2019.

In anticipation of changes in the regulation starting on January 1, 2020, the Group has been purchasing compliant bunker fuel for future use by its vessels. Bunkers are presented as inventory and are accounted for on a weighted average basis. The cost of inventories comprises of the purchase price, fuel inspection costs and transport and handling costs. The effective portion of the change in fair value of derivatives designated as cash flow hedges of the underlying price index between the date of purchase and the date of delivery is also recognized as an inventory cost. The ineffective portion of the change in fair value of these derivatives is recognized directly in profit or loss.

The inventory is accounted for at the lower of cost and net realizable value with cost being determined on a weighted average basis.

The Group has initially adopted IFRS 16 Leases from January 1, 2019. IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its right to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied IFRS 16 using the modified retrospective approach under which the comparative information presented for 2018 has not been restated - i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are described below.

A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group's financial statements.

A.    Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Group has elected to apply the practical expedient not to recognize leases with a remaining lease term of less than one year as of January 1, 2019. The practical expedients low value leases, hindsight, discount rate, and no initial direct costs were not used. Lease and non-lease components in the contracts are separated.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

B.    As a lessee

The Group leases primarily vessels under bare boat charters, office rental and company cars.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases - i.e. these leases are on-balance sheet.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments are recognized as an expense and there was no impact on transition.

i.    Significant accounting policies

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

ii.    Transition

Previously, the Group classified certain leases as operating leases under IAS 17. This includes operating leases for vessels under bare boat charters, office rental and company cars.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group's incremental borrowing rate as January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
The Group used the practical expedient not to recognize lease contracts with a remaining lease term of less than one year.

C.    As a lessor

As a lessor the Group leases out some of its vessels under long-term time charter agreements and a number of vessels are employed in the TI Pool under floating time charter agreements. Further the Group subleases office space to third parties in certain leased offices of Euronav UK and Euronav MI II Inc (formerly Gener8 Maritime Inc.).

The floating time charter agreements under which vessels are employed by the TI Pool do not meet the definition of a lease under IFRS 16 and accordingly are accounted for under IFRS 15 Revenue from Contracts with Customers. This did not have a material impact on the Group’s consolidated revenue.

For certain vessels employed under long-term time charter agreements, the adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. This did not have a material impact for the Group.

D.    Impacts on financial statements

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

i.    Impacts on transition

On transition to IFRS 16, the Group recognized right-of-use assets and lease liabilities at January 1, 2019. The impact on transition is summarized below.

(in million of USD)	Impact of adopting IFRS 16 at January 1, 2019

Right-of-use assets	87.6
Lease liabilities	105.3

The right-of-use assets were reduced by USD 11.4 million which represents the lease receivables related to the subleases that qualify as finance lease under IFRS 16, by USD 3 million related to a deferred gain on a previous sale-and-leaseback transaction and by USD 3.2 million related to onerous lease contracts. The adoption of IFRS 16 did not have an impact on retained earnings as of January 1, 2019.

ii.    Impacts for the period

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Group recognized USD 87.9 million of right-of-use assets (gross) and USD 88.4 million of lease liabilities as at June 30, 2019.

Also in relation to those leases under IFRS 16, the Group has recognized depreciation and interest costs, instead of operating lease expense. During the six months ended June 30, 2019, the Group recognized USD 14.5 million of depreciation charges and USD 2.7 million of interest costs from these leases.

Note 5 - Changes in consolidation scope

In comparison to the consolidation scope for the year ended December 31, 2018, no new subsidiaries were established or acquired. In the first six months of 2019 the following subsidiaries were dissolved:

GMR Strength LLC
GMR Daphne LLC
GMR Elektra LLC
GMR Agamemnon LLC
Gener8 Tankers 1 Inc.
Gener8 Tankers 2 Inc.
Gener8 Tankers 3 Inc.
Gener8 Tankers 4 Inc.
Gener8 Tankers 5 Inc.
Gener8 Tankers 6 Inc.
Gener8 Tankers 7 Inc.
Gener8 Tankers 8 Inc.
Gener8 Strength Inc.
Gener8 Supreme Inc.
Gener8 Andriotis Inc.
Gener8 Miltiades Inc.
Gener8 Success Inc.
Gener8 Chiotis Inc.
Vision Ltd.
Consul Ltd.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 6 - Significant events

Since the beginning of 2019, Euronav continued to buy back its own shares and owns at June 30, 2019 a total of 4,525,568 shares (2.06% of the total outstanding shares).

On October 31, 2018, the Company sold the Suezmax Felicity (2009 - 157,667 dwt), for USD 42.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2018 and had a carrying value of USD 45.0 million. The vessel was delivered to its new owner on January 9, 2019 and the impairment loss of USD 3.0 million was recorded in 2018 (see Note 12).

A transaction-based bonus plan in relation to the Gener8 transaction has been offered to key management personnel and was accepted by the beneficiaries in January 2019 (see Note 13).

On February 4, 2019, Euronav’s CEO Paddy Rodgers announced his decision to step down from his role as CEO during 2019. On March 28, 2019, Euronav announced that, following a professional search and assessment process, the CFO at that time, Hugo De Stoop succeeded Paddy Rodgers as CEO of the Company. The recruitment process for a new CFO is ongoing.

On February 20, 2019, Euronav sold the LR1 Genmar Compatriot (2004 – 72,768 dwt) for USD 6.75 million (see Note 12). The Company recorded a capital gain of USD 0.4 million in the second quarter of 2019 upon delivery of the vessel to its new owner on May 21, 2019.

On June 14, 2019, Euronav Luxembourg S.A. completed successfully a tap issue of USD 50 million under its existing senior unsecured bonds. The bonds are guaranteed by Euronav NV, mature in May 2022 and carry a coupon of 7.50% The tap issue was priced at 101% of par value.

On June 27, 2019, the Group entered into a USD 100.0 million senior secured amortizing revolving credit facility with a syndicate of banks and ABN Amro Bank also acting as Coordinator, Agent and Security Trustee. The purpose of the credit facility is to finance the purchase inventory of low sulphur fuel oil and components (see Note 15).

In anticipation of changes in the regulation starting on January 1,2020, the Group has started purchasing compliant bunker fuel in the course of the first semester 2019 for future use by its vessels in 2020.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 7 - Segment reporting

The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (Tankers) and the floating production, storage and offloading operations (FSO/FpSO). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a big extent standardized. The segment profit or loss figures and key assets as set out below are presented to the executive committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. The Chief Operating Decision Maker (CODM) also receives the information per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined with the consolidated statements of financial position and profit or loss is presented in a separate column Equity-accounted investees.

The Group did not identify any relevant geographic areas. The adoption of IFRS 16 on January 1, 2019 did not impact the identification of segments.

(in thousands of USD)	For the six month period ended				For the six month period ended
	June 30, 2019				June 30, 2018 *

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Revenue	401,936	24,473	(24,473)	401,936	202,746	24,323	(24,321)	202,748

Profit (loss) before income tax	(28,693)	8,464	(803)	(21,032)	(60,168)	9,279	(854)	(51,743)

(in thousands of USD)	June 30, 2019				December 31, 2018

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Non-current assets	3,460,885	141,925	(103,383)	3,499,427	3,564,943	151,258	(109,991)	3,606,210

Current assets	617,010	10,791	(11,187)	616,614	521,536	15,784	(16,179)	521,141

TOTAL ASSETS	4,077,895	152,716	(114,570)	4,116,041	4,086,479	167,042	(126,170)	4,127,351

Equity	2,157,187	38,150	—	2,195,337	2,219,648	40,874	1	2,260,523

Non-current liabilities	1,517,655	88,579	(88,579)	1,517,655	1,579,706	102,118	(102,118)	1,579,706

Current liabilities	403,053	25,987	(25,991)	403,049	287,125	24,050	(24,053)	287,122

TOTAL LIABILITIES	4,077,895	152,716	(114,570)	4,116,041	4,086,479	167,042	(126,170)	4,127,351

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 8 - Assets and liabilities held for sale and discontinued operations

Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	June 30, 2019	December 31, 2018

Vessels	23,212	42,000
Of which in Tankers segment	23,212	42,000
Of which in FSO segment	—	—

On July 12, 2019, the Company sold the VLCC V.K. Eddie (2005 - 305,261 dwt), for USD 38.0 million. This vessel was accounted for as a non-current asset held for sale as at June 30, 2019, and had a carrying value of USD 23.2 million at that time. The vessel was delivered to its new owner on August 5, 2019. Taking into account USD 0.4 million of costs to sell (sales commissions), the gain on the sale of this vessel is expected to be USD 14.4 million. This gain will be recorded upon delivery of the vessel and will therefore be recorded in the third quarter of 2019.

Discontinued operations
As of June 30, 2019 and as of December 31, 2018 the Group had no operations that met the criteria of a discontinued operation.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 9 - Revenue and other operating income

In the following table, revenue is disaggregated by type of contract.

	For the six month period ended

(in thousands of USD)	June 30, 2019				June 30, 2018
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	217,791	—	—	217,791	80,085	—	2	80,087
Spot Voyages	154,339	—	—	154,339	83,218	—	—	83,218
Time Charters	29,806	24,473	(24,473)	29,806	39,443	24,323	(24,323)	39,443
Total revenue	401,936	24,473	(24,473)	401,936	202,746	24,323	(24,321)	202,748

Other operating income	—	—	—	3,160	—	—	—	2,133

The increase in revenue is mostly related to the increase in pool and spot voyage revenue which is due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. and improved rates. This increase was partially offset by lower revenue from time charters due to unfavorable market conditions and a lower number of vessels on time charter.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 10 - Expenses for shipping activities

Voyage expenses and commissions

	For the six month period ended

(in thousands of USD)	June 30, 2019	June 30, 2018

Commissions paid	(5,085)	(2,742)
Bunkers	(52,716)	(32,255)
Other voyage related expenses	(16,700)	(11,280)
Total voyage expenses and commissions	(74,501)	(46,277)

The voyage expenses and commissions increased in the first six months of 2019 compared to the same period in 2018 because a lower proportion of vessels were on time charter contract in the first half of 2019, compared to the same period in 2018 and due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Vessel operating expenses

	For the six month period ended

(in thousands of USD)	June 30, 2019	June 30, 2018

Operating expenses	(99,487)	(71,456)
Insurance	(7,888)	(7,414)
Total vessel operating expenses	(107,375)	(78,870)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In the first six months of 2019 these expenses were higher compared to the same period in 2018 due to an increase in the fleet size as a consequence of the business combination with Gener8 Maritime Inc.

Charter hire expenses

	For the six month period ended

(in thousands of USD)	June 30, 2019	June 30, 2018

Charter hire	—	—
Bare boat hire	—	(15,432)
Total charter hire expenses	—	(15,432)

The bareboat charter-hire expenses in the first six months of 2018 are entirely attributable to the sale and leaseback agreement of four VLCCs (Nautilus, Navarin, Neptun and Nucleus), under a five year bareboat contract signed on December 16, 2016. Following the adoption of IFRS 16 on January 1, 2019, costs related to these bareboat agreements are recognized in depreciation for the depreciation of the right-of-use asset over the remaining lease term and finance expenses (see Note 4).

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

General and administrative expenses

	For the six month period ended

(in thousands of USD)	June 30, 2019	June 30, 2018

Wages and salaries	(16,182)	(7,929)
Social security costs	(1,793)	(1,863)
Provision for employee benefits	139	(319)
Equity-settled share-based payments	—	(37)
Other employee benefits	(1,617)	(1,836)
Employee benefits	(19,453)	(11,984)

Administrative expenses	(17,017)	(17,083)
Tonnage Tax	360	(2,086)
Claims	17	—
Provisions	(283)	3

Total general and administrative expenses	(36,376)	(31,150)

The general and administrative expenses which include amongst others: shore staff wages, director fees, consulting and audit fees and tonnage tax, increased in the first six months of 2019 compared to the same period in 2018.

This increase was mainly related to the merger with Gener8 Maritime Inc. which had an impact on wages and salaries due to a higher number of staff and the settlement following the stepping down of the CEO Paddy Rodgers in the course of the first semester in 2019.

Note 11 - Net finance expenses

	For the six month period ended

(in thousands of USD)	June 30, 2019 *	June 30, 2018

Interest income	4,232	545
Foreign exchange gains	10,894	6,640
Finance income	15,126	7,185

Interest expense on financial liabilities measured at amortized cost	(42,681)	(23,203)
Interest leasing	(2,685)	—
Fair value adjustment on interest rate swaps	(3,025)	(38)
Other financial charges	(2,962)	(3,539)
Foreign exchange losses	(11,149)	(7,198)
Finance expense	(62,502)	(33,978)

Net finance expense recognized in profit or loss	(47,376)	(26,793)

* The Group has initially applied IFRS 16 at January 1, 2019.

Interest income increased due to the interest received on the interest rate swaps which were acquired in the Gener8 Maritime Inc. deal and due to more cash on hand during the period.

Interest expense on financial liabilities measured at amortized cost increased in the first six months of 2019 compared to the same period in 2018. This increase was attributable to an increase in the average outstanding debt as a result of the merger with Gener8 Maritime Inc. combined with increased interest rates.

Interest leasing is the interest on lease liabilities which were recognized due to the adoption of IFRS 16 on January 1, 2019 (see Note 4).

Fair value adjustment on interest rate swaps relate primarily to interest rate swaps which were acquired in the Gener8 Maritime Inc. merger and of which the fair value at acquisition is amortized over the remaining duration of the swap via the fair value adjustment of interest rate swaps (see Note 13).

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 12 - Property, plant and equipment

(in thousands of USD)	Vessels	Right-of-use assets	Other tangible assets	Total PPE

At January 1, 2019
Cost	4,927,324	—	4,274	4,931,598
Depreciation & impairment losses	(1,407,257)	—	(2,331)	(1,409,588)
Net carrying amount	3,520,067	—	1,943	3,522,010

Acquisitions	3,849	323	571	4,743
Adoption IFRS 16 (Note 4)	—	87,598	—	87,598
Disposals and cancellations	(6,173)	—	(51)	(6,224)
Depreciation charges	(153,694)	(14,522)	(293)	(168,509)
Transfer to assets held for sale (Note 8)	(23,212)	—	—	(23,212)
Translation differences	—	(17)	(2)	(19)
Balance at June 30, 2019	3,340,837	73,382	2,168	3,416,387

At June 30, 2019
Cost	4,888,501	87,902	4,677	4,981,080
Depreciation & impairment losses	(1,547,664)	(14,520)	(2,509)	(1,564,693)
Net carrying amount	3,340,837	73,382	2,168	3,416,387

In 2019, the Cap Theodora, Cap Pierre and Cap Diamant have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

The adoption of IFRS 16 as of January 1, 2019 (see Note 4), resulted in the recognition of right-of-use assets of USD 87.6 million on the balance sheet which are included under the heading Adoption IFRS 16 of Right-of-use assets.

Disposal of assets – Gains/losses

(in thousands of USD)	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Cap Jean - Sale	—	10,175	—	10,175	—	—
At June 30, 2018		10,175	—	10,175	—	—

	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Genmar Compatriot - Sale	—	6,615	6,173	442	—	—
Other	—	13	—	13	—	(74)
At June 30, 2019		6,628	6,173	455	—	(74)

On October 31, 2018, the Company sold the Suezmax Felicity (2009 - 157,667 dwt), for USD 42.0 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2018 and had a carrying value of USD 45.0 million. The vessel was delivered to its new owner on January 9, 2019 and the impairment loss of USD 3.0 million was recorded in 2018.

On February 20, 2019, Euronav sold the LR1 Genmar Compatriot (2004 – 72,768 dwt) for a net sale price of USD 6.6 million. The Company recorded a capital gain of USD 0.4 million in the second quarter of 2019 upon delivery to its new owner on May 21, 2019.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Impairment
Tankers
Euronav defines its cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. The Group has performed an impairment test for tankers whereby the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the following assumptions were used:
- Weighted average of past and ongoing shipping cycles, including management judgement for the ongoing cycle and for the weighting factors applied, is used as forecast charter rates
- Weighted Average Cost of Capital ('WACC') of 7.58% (2018: 7.70%)
- 20 year useful life with residual value equal to zero

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment.The Group uses a business cycle approach to forecast expected TCE rates. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgement, analyst reports and past experience.

The impairment test did not result in a requirement to record an impairment loss. With an increase of the WACC of 300bps to 10.58%, the analysis would also indicate that the carrying amount of the vessels as of June 30, 2019 is not impaired. This weighting and forecasting of the ongoing cycle is based on management judgement, but none of the full cycles, with or without management forecasting of the ongoing cycle or the sole use of the ongoing cycle would lead to an impairment.

When using 10-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 47.0 million (2018: USD 47.9 million). When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment is required for the tanker fleet (2018: no impairment), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 47.3 million (2018: USD 92.7 million).

FSO
In the context of the valuation of the Group's investments in the respective joint ventures, the Group also performed an impairment test on the FSO vessels owned by TI Asia Ltd. and TI Africa Ltd. For FSOs the impairment assessment has been based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, the following assumptions were used:

–	Weighted Average Cost of Capital ('WACC') of 7.58% (2018: 7.70%)

–	25 year useful life with residual value equal to zero

This assessment did not result in a requirement to record an impairment loss in 2019. Even with an increase of the WACC of 300bps, there was no need to record an impairment loss in 2019. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future unfixed periods. The FSO Asia and the FSO Africa are on a timecharter contract to North Oil Company, the new operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & gas Limited and Total E&P Golfe Limited, until July 22, 2022 and September 22, 2022, respectively.

Security
All tankers financed with bank loans are subject to a mortgage to secure bank loans (see Note 15).

Vessels on order or under construction
The Group has no vessels under construction as at June 30, 2019.

Capital commitment
As at June 30, 2019 and December 31, 2018 the Group had no significant capital commitments.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 13 - Equity

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Hedging reserve
The Group , through two of its JV companies in connection to the USD 220.0 million facility raised in March 2018, entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of USD 208.8 million (Euronav’s share amounts to 50% of the USD 208.8 million). These IRSs have been used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration of four years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively. The fair value of these instruments at June 30, 2019 amounted to USD (3.0) million (100%), of which USD (2.0) million was reflected in OCI at the level of the JV companies in the first six months of 2019 (Note 23).

The Group, through the acquisition of Gener8 Maritime Inc. on June 12, 2018, acquired several IRSs for a combined notional value of USD 668.0 million. These IRSs have been used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration between one and two years matching the repayment profile of the underlying facility and mature in September, 2020. The fair value of these instruments at June 30, 2019 amounted to USD 0.3 million and USD (3.8) million has been recognized in OCI in the first six months of 2019.

The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of USD 86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying USD 173.6 million facility and mature on March 28, 2025. The fair value of these instruments at June 30, 2019 amounted to USD (3.5) million (see Note 16) and USD (2.5) million has been recognized in OCI in the first six months of 2019.

The Group entered on December 7, 2018 into two forward cap contracts (CAPs) with a strike at 3.25% starting on October 1, 2020, to hedge against future increase of interest rates with a notional value of USD 200.0 million and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These CAPs have a maturity date at October 3, 2022. The fair value of these instruments at June 30, 2019 amounted to USD 0.2 million (see Note 19) and USD (0.6) million has been recognized in OCI in the first six months of 2019.

During the first half of 2019, the Group entered into several commodity swaps or futures for a combined notional value of USD 60.6 million in connection with its low sulfur fuel oil project. These swaps are used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when title to the low sulphur fuel is actually transferred. These instruments qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These swaps mature at the time of the expected delivery of the fuel. The fair value of these instruments at June 30, 2019 amounted to USD 1.8 million (see Note 17) and USD 1.8 million has been recognized in OCI.

Treasury shares

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

As of June 30, 2019 Euronav owned 4,525,568 of its own shares, compared to 1,237,901 of shares owned on December 31, 2018. In the six months period ended June 30, 2019 Euronav bought back 3,287,667 shares at an aggregate cost of USD 27.0 million.

Dividends
On May 9, 2019, the Annual Shareholders' meeting approved a full year dividend of USD 0.12 per share. Taking into account the interim dividend approved in August 2018 in the amount of USD 0.06 per share, the dividend paid after the AGM was USD 0.06 per share. The dividend to holders of Euronav shares trading on Euronext Brussels was paid in EUR at the USD/EUR exchange rate of the record date. The total amount of dividends paid in the first six months of 2019 was USD 13.0 million.

Long term incentive plan 2015
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. This has been converted into a cash-settled incentive plan in the course of 2018. All the RSU's were exercised in the first quarter of 2018. As of June 30, 2019, all the stock options remained outstanding. The fair value of the stock options was measured using the Black Scholes formula. The total employee benefit expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2019 with respect to the LTIP 2015 was USD 0 thousand.

Long term incentive plan 2016
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stock units were granted on February 2, 2016 and one-third was vested on the second anniversary and one-third on the third anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantoms stocks were waived. As of June 30, 2019, 12,500 phantom stocks were outstanding. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2019 was USD (0.2) million.

Long term incentive plan 2017
The Group's Board of Directors implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and one-third was vested on the second anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantoms stocks were waived. As of June 30, 2019, 32,420 phantom stocks were outstanding The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2019 was USD (0.2) million.

Long term incentive plan 2018
The Group's Board of Directors implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018. Following the resignation of our former CEO Paddy Rodgers, his phantoms

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

stocks were waived. As of June 30, 2019, 107,780 phantom stocks were outstanding. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2019 was USD 0.2 million.

Transaction Based Incentive Plan 2019
The Group's Board of Directors has implemented in 2019 a transaction based incentive plan for key management personnel. Under the terms of this TBIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company multiplied by the number of phantom stock units that have vested prior to the settlement date. The vesting and settlement of the TBIP is spread over a timeframe of five years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when Euronav's share price reaches USD 12, the second tranche of 19% vesting when the share price reaches USD 14, the third tranche of 25% vesting when the share price reaches USD 16 and the fourth tranche of 44% vesting when the share price reaches USD 18. In total a number of 1,200,000 phantom stock units were granted on January 31, 2019. Following the resignation of our former CEO Paddy Rodgers, his phantoms stocks were waived. As of June 30, 2019, 800,000 phantom stocks were outstanding. The TBIP 2019 qualifies as a cash-settled share-based payment transaction as the Company receives services from the participants and incur an obligation to settle the transaction in cash. The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2019 was USD 0.6 million.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 14 - Earnings per share

Basic earnings per share
The calculation of basic earnings per share at June 30, 2019 was based on a result attributable to ordinary shares of USD (19,030,395) (June 30, 2018: USD (51,602,299)) and a weighted average number of ordinary shares outstanding during the six month period ended June 30, 2019 of 216,994,426 (June 30, 2018: 164,550,509), calculated as follows:

Result attributable to ordinary shares

	For the six month period ended

(in thousands of USD except share and per share information)	June 30, 2019	June 30, 2018

Result for the period	(19,030)	(51,602)
Weighted average	216,994,426	164,550,509
Basic earnings per share (in USD)	(0.09)	(0.31)

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares

On issue at January 1, 2019	220,024,713	1,237,901	218,786,812	218,786,812
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	3,287,667	(3,287,667)	(1,792,386)
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at June 30, 2019	220,024,713	4,525,568	215,499,145	216,994,426

Diluted earnings per share
For the six months ended June 30, 2019, the diluted earnings per share (in USD) amount to (0.09) (2018: (0.31)). At June 30, 2019, 236,590 outstanding options granted under the LTIP 2015 were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive (June 30, 2018: 236,590 options).

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	June 30, 2019	June 30, 2018

Weighted average of ordinary shares outstanding (basic)	216,994,426	164,550,509

Effect of share-based payment arrangements	—	84,164

Weighted average number of ordinary shares (diluted)	216,994,426	164,634,673

There are no more remaining outstanding instruments at June 30, 2019 which can give rise to dilution, except for the Euronav stock options of the LTIP 2015.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 15 - Interest-bearing loans and borrowings

	Bank loans	Convertible and other Notes	Lease liabilities	Total
More than 5 years	433,662	—	—	433,662
Between 1 and 5 years	987,803	148,166	—	1,135,969
More than 1 year	1,421,465	148,166	—	1,569,631
Less than 1 year	138,537	—	—	138,537
At January 1, 2019	1,560,002	148,166	—	1,708,168

New loans	220,000	50,000	323	270,323
Adoption IFRS 16 (Note 4)	—	—	105,238	105,238
Scheduled repayments	(53,516)	—	(17,043)	(70,559)
Early repayments	(367,350)	—	—	(367,350)
Other changes	1,810	98	—	1,908
Translation differences	—	—	(73)	(73)
Balance at June 30, 2019	1,360,946	198,264	88,445	1,647,655

More than 5 years	383,083	—	2,727	385,810
Between 1 and 5 years	866,421	198,264	56,820	1,121,505
More than 1 year	1,249,504	198,264	59,547	1,507,315
Less than 1 year	111,442	—	28,898	140,340
Balance at June 30, 2019	1,360,946	198,264	88,445	1,647,655

The lease liabilities relate to the adoption of IFRS 16 as of January 1, 2019 (see Note 4).
Early repayments relate to the use of the revolving credit facilities.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Bank loans
Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				June 30, 2019			December 31, 2018
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 192M	USD	libor +2.25%	2021	57,930	57,930	57,134	79,762	79,762	78,746
Secured vessels Revolving loan 148M*	USD	libor +2.25%	2021	133,962	20,000	20,000	147,559	105,000	105,000
Secured vessels Revolving loan 750M*	USD	libor +1.95%	2022	358,814	190,000	187,633	395,289	165,000	162,002
Secured vessels Revolving loan 409.5M*	USD	libor +2.25%	2023	292,700	85,000	82,946	316,060	150,000	147,541
Secured vessels loan 27.1M	USD	libor +1.95%	2029	26,233	26,233	24,620	26,459	26,459	24,711
Secured vessels loan 81.4M	USD	libor +1.50%	2029	67,844	67,844	67,171	71,236	71,236	70,507
Secured vessels loan 69.4M	USD	libor + 2.0%	2030	65,949	65,949	65,949	68,263	68,263	68,263
Secured vessels loan 104.2M	USD	libor + 2.0%	2030	97,622	97,622	96,264	101,961	101,961	100,490
Secured vessels loan 89.7M	USD	libor +1.50%	2029	80,877	80,877	80,877	85,295	85,295	85,295
Secured vessels loan 221.4M	USD	libor +1.70%	2029	199,558	199,558	199,558	210,459	210,459	210,459
Secured vessels loan 126.8M	USD	libor +2.60%	2029	114,308	114,308	114,308	120,553	120,553	120,553
Secured vessels loan 195.7M	USD	libor + 2.75%	2022	181,281	181,281	181,281	188,481	188,481	188,481
Secured vessels Revolving loan 200.0M*	USD	libor + 2.0%	2025	187,172	145,000	143,205	200,000	200,000	197,955
Secured vessels Revolving loan 100.0M*	USD	libor + 2.1%	2021	100,000	—	—	—	—	—
Unsecured bank facility 60M	USD	libor +2.25%	2020	60,000	40,000	40,000	60,000	—	—
Total interest-bearing bank loans				2,024,250	1,371,602	1,360,946	2,071,375	1,572,467	1,560,002

* The total amount available under the Revolving Credit Facility depends on the total value of the fleet of tankers securing the facility.

The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.

On June 27, 2019, the Group entered into a USD 100.0 million senior secured amortizing revolving credit facility with a syndicate of banks and ABN Amro Bank also acting as Coordinator, Agent and Security Trustee. The facility, secured by the Oceania and the bunker inventory bought in anticipation of the new legislation starting in January 1, 2020, will mature on December 31, 2021 and carries a rate of LIBOR plus a margin of 2.10%.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Other notes

(in thousands of USD)				June 30, 2019			December 31, 2018
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	200,000	200,000	198,264	150,000	150,000	148,166
Total other notes				200,000	200,000	198,264	150,000	150,000	148,166

On June 14, 2019, the Group successfully completed a tap issue of USD 50 million under its existing senior unsecured bonds. The bonds have the same maturity date and carry the same coupon of 7.50%. The tap issue was priced at 101% of par value. Arctic Securities AS, DNB Markets and Nordea acted as joint lead managers in connection with the placement of the tap issue. The related transaction costs of USD 175,000 are amortized over the lifetime of the instrument using the effective interest rate method.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC was appointed as an additional dealer in the agreement and the maximum amount was increased from 50 million Euro to 150 million Euro. As of June 30, 2019, the outstanding amount was USD 159.0 million or the sum of the tranche of 127.5 million Euro and the tranche of USD 14.0 million (December 31, 2018: USD 60.3 million or 52.7 million Euro). The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On June 30, 2019, the fair value of these forward contracts amounted to USD 1.8 million.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 16 - Trade and other payables

(in thousands of USD)	June 30, 2019	December 31, 2018

Advances received on contracts in progress, between 1 and 5 years	399	402
Derivatives	3,546	1,049
Total non-current other payables	3,945	1,451
Trade payables	30,586	16,266
Accrued expenses	37,085	42,524
Accrued payroll	2,314	5,595
Dividends payable	129	146
Accrued interest	10,588	10,833
Deferred income	14,886	7,754
Other payables	7,611	4,107
Total current trade and other payables	103,199	87,225

The derivatives relate to the interest rate swap derivatives in connection to the USD 173.6 million facility related to the two Suezmaxes Cap Quebec and Cap Pembroke. The increase relates to the increase in the fair value of these instruments (see Note 13).
The increase in trade payables is due to a higher number of outstanding invoices related to insurances and bunkers.
The increase in deferred income is due to a higher number of vessels on time charter as of June 30, 2019 compared to December 31, 2018.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 17 - Financial instruments

Carrying amounts and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

	Carrying amount				Fair value
(in thousands of USD)	Fair value -Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2018

Financial assets measured at fair value
Forward exchange contracts	484	—	—	484	—	484	—	484
Interest rate swaps (Note 19)	7,205	—	—	7,205	—	7,205	—	7,205
Forward cap contracts (Note 19)	725	—	—	725	—	725	—	725
	8,414	—	—	8,414

Financial assets not measured at fair value
Non-current receivables (Note 19)	—	30,728	—	30,728	—	—	26,047	26,047
Trade and other receivables (Note 21) *	—	263,186	—	263,186	—	—	—	—
Cash and cash equivalents	—	173,133	—	173,133	—	—	—	—
	—	467,047	—	467,047

Financial liabilities measured at fair value
Interest rate swaps (Note 16)	1,049	—	—	1,049	—	1,049	—	1,049
	1,049	—	—	1,049

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	—	—	1,560,002	1,560,002	—	1,575,196	—	1,575,196
Unsecured other notes (Note 15)	—	—	148,166	148,166	144,156	—	—	144,156
Unsecured other borrowings (Note 15)	—	—	60,342	60,342	—	—	—	—
Trade and other payables (Note 16) *	—	—	79,442	79,442	—	—	—	—
Advances received on contracts (Note 16)	—	—	402	402	—	—	—	—
	—	—	1,848,354	1,848,354

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

	Carrying amount				Fair value
(in thousands of USD)	Fair value -Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
June 30, 2019

Financial assets measured at fair value
Forward exchange contracts (Note 15)	1,810	—	—	1,810	—	1,810	—	1,810
Interest rate swaps (Note 19)	382	—	—	382	—	382	—	382
Forward cap contracts (Note 19)	157	—	—	157	—	157	—	157
Commodity derivatives (Note 21)	1,781	—	—	1,781	—	1,781	—	1,781
	4,130	—	—	4,130

Financial assets not measured at fair value
Non-current receivables (Note 19)	—	37,736	—	37,736	—	—	33,455	33,455
Trade and other receivables (Note 21) *	—	224,664	—	224,664	—	—	—	—
Cash and cash equivalents	—	203,636	—	203,636	—	—	—	—
	—	466,036	—	466,036

Financial liabilities measured at fair value
Interest rate swaps (Note 16)	3,546	—	—	3,546	—	3,546	—	3,546
	3,546	—	—	3,546

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	—	—	1,360,946	1,360,946	—	1,366,899	—	1,366,899
Unsecured other notes (Note 15)	—	—	198,264	198,264	202,680	—	—	202,680
Unsecured other borrowings (Note 15)	—	—	159,038	159,038	—	—	—	—
Lease liabilities (Note 15)	—	—	88,445	88,445	—	86,420	—	86,420
Trade and other payables (Note 16) *	—	—	88,062	88,062	—	—	—	—
Advances received on contracts (Note 16)	—	—	399	399	—	—	—	—
	—	—	1,895,154	1,895,154

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 20), deferred income and VAT payables (included in other payables) (see Note 16), which are not financial assets (liabilities) are not included.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2022, and the trading price on June 28, 2019. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Forward exchange contracts
Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.
Not applicable

Interest rate swaps and commodity contracts
Swap models: the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.
Not applicable

Forward cap contracts
Fair values for both the derivative and the hypothetical derivative will be determined based on a software used to calculate the net present value of the expected cash flows using LIBOR rate curves, futures and basis spreads.
Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Non-current receivables (consisting primarily of shareholders' loans)	Discounted cash flow	Discount rate and forecasted cash flows

Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate

Other financial notes (consisting of unsecured notes)	Not applicable	Not applicable

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2018 and for the six-month period ended June 30, 2019.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.

The following are the remaining contractual maturities of financial liabilities:

	Contractual cash flows December 31, 2018
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 15)	1,708,168	2,034,794	364,122	1,176,317	494,355
Other borrowings (Note 15)	60,342	60,342	60,342	—	—
Lease liabilities (Note 15)	—	—	—	—	—
Current trade and other payables (Note 16) *	79,442	79,442	79,442	—	—
	1,847,952	2,174,578	503,906	1,176,317	494,355

Derivative financial liabilities
Interest rate swaps	—	2,627	461	1,628	538
Forward exchange contracts	—	—	—	—	—
	—	2,627	461	1,628	538

	Contractual cash flows June 30, 2019
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 15)	1,559,210	1,856,565	220,461	1,201,425	434,679
Other borrowings (Note 15)	159,038	159,038	159,038	—	—
Lease liabilities (Note 15)	88,445	97,008	63,712	30,488	2,808
Current trade and other payables (Note 16) *	88,062	88,062	88,062	—	—
	1,894,755	2,200,672	531,272	1,231,913	437,487

Derivative financial liabilities
Interest rate swaps	—	2,155	412	1,553	191
Forward exchange contracts	—	—	—	—	—
	—	2,155	412	1,553	191

* Deferred income and VAT payables (included in other payables) (see Note 16), which are not financial liabilities, are not included.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

The Group has secured bank loans that contain loan covenants. A breach of covenant may require the Group to repay the loan earlier than indicated in the above table. For more details on these covenants, please see "capital management" below.

The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 18 - Deferred tax assets and liabilities

Euronav NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of USD 356.0 million and USD 357.2 million as of June 30, 2019 and December 31, 2018, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of Euronav NV and its subsidiaries.

The Company did not recognize deferred tax assets of USD 84.5 million and USD 86.9 million as of June 30, 2019 and December 31, 2018, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.

Note 19 - Non-current receivables

(in thousands of USD)	June 30, 2019	December 31, 2018

Shareholders loans to joint ventures	26,215	28,665
Derivatives	539	7,930
Other non-current receivables	2,068	2,062
Lease receivables	9,452	—
Investment	1	1
Total non-current receivables	38,275	38,658

The shareholders loans to joint ventures as of June 30, 2019 and December 31, 2018 did not bear interest. Please refer to Note 23 for more information on the shareholders loans to joint ventures.

The derivatives relate to the fair market value of the Interest Rate Swap instruments, acquired through the acquisition of Gener8 Maritime Inc and two forward cap contracts which were entered into 2018 (see Note 13).

The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

Note 20 - Bunker inventory

The Group has set up a Bunker Fuel Management Group to manage the fuel oil exposure in the future relating to the IMO 2020 requirements. IMO 2020 requires the vessels to operate with low Sulphur fuel (LSFO) which is expected to be higher priced due to anticipated or potential shortage in the production of LSFO in the first months of 2020 compared to demand. The activity involves the purchase and storage of compliant fuel oil inventory on board of a Euronav vessel so that there would be a safety inventory available for the use on our own fleet going into the 2020 transition period.

The bunker inventory is accounted for at the lower of cost and net realizable value with cost being determined on a weighted average basis. The cost includes: the purchase price, fuel inspection costs, the transport and handling costs for loading the bunker on our vessel and the effective portion of the change in fair value of derivatives designated as cashflow hedge of the underlying index between commitment and pricing. As of June 30, 2019 the carrying amount of the bunker inventory amounted to USD 146.2 million.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 21 - Trade and other receivables

(in thousands of USD)	June 30, 2019	December 31, 2018

Receivable from contracts with customers	63,674	64,923
Accrued income	15,590	17,765
Accrued interest	1,376	750
Deferred charges	18,487	39,734
Deferred fulfillment costs	—	2,140
Receivable from contracts with customers - TI Pool	122,429	161,737
Other receivables	16,714	18,677
Lease receivables	1,511	—
Derivatives	3,591	—
Total trade and other receivables	243,372	305,726

As from January 1, 2019 own bunkers are presented as bunker inventory

The decrease in receivables from contracts with customers - Ti Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in 2019 due to overall declining freight market conditions.

The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

The derivatives relate to FX forwards and commodity derivatives used to protect the Group against changes in rate of exchange and rising prices when acquiring compliant fuel ahead of the new IMO 2020 rules (see Note 13).

Note 22 - Provisions and contingencies

(in thousands of USD)	Onerous contract	Total

At January 1, 2019	5,265	5,265

Adoption IFRS 16	(3,049)	(3,049)
Provisions used during the year	(325)	(325)
Balance at June 30, 2019	1,891	1,891

Non-current	1,591	1,591
Current	300	300
Total	1,891	1,891

In 2004, Gener8 Maritime Subsidiary II Inc. entered into a non-cancellable lease for office space. This lease started on December 1, 2004 and would have expired on September 30, 2020. On July 14, 2015 this lease was extended for an additional 5 years until September 30, 2025. The facilities have been sub-let starting at December 1, 2018 for the remaining lease term, but changes in market conditions have meant that the rental income is lower than the rental expense. The obligation for the future payments, net of expected rental income, has been provided for. USD 3.0 million of the provision was reclassified to right-of-use assets as part of the adoption of IFRS 16 on January 1, 2019.

Furthermore, the Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardise the Group's financial position.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 23 - Equity-accounted investees

(in thousands of USD)	June 30, 2019	December 31, 2018

Assets
Interest in joint ventures	40,457	43,182
Interest in associates	—	—
TOTAL ASSETS	40,457	43,182

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group’s joint ventures:

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Gross balance	27,565	162,763	—	—
Offset investment with shareholders loan	3,030	(3,030)	—	—
Balance at January 1, 2018	30,595	159,733	—	—

Group's share of profit (loss) for the period	16,076	—	—	—
Group's share of other comprehensive income	(459)	—	—	—
Movement shareholders loans to joint ventures	—	(134,097)	—	—

Gross balance	43,182	28,666	—	—
Offset investment with shareholders loan	—	—	—	—
Balance at December 31, 2018	43,182	28,666	—	—

Group's share of profit (loss) for the period	7,660	—	—	—
Group's share of other comprehensive income	(1,034)	—	—	—
Dividends received from joint ventures	(9,350)	—	—	—
Movement shareholders loans to joint ventures	—	(2,450)	—	—

Gross balance	40,457	26,216	—	—
Offset investment with shareholders loan	—	—	—	—
Balance at June 30, 2019	40,457	26,216	—	—

The decrease in the balance of shareholders’ loans to joint ventures in 2018 is primarily due to the USD 220.0 million senior secured credit facility which TI Asia Ltd. and TI Africa Ltd. entered into March 29, 2018. The shareholders loans were partially repaid by using a part of this new borrowing. In this context, the Company provided a guarantee for the revolving tranche of the above credit facility.

Note 24 - Subsequent events

On July 12, 2019, the Company sold the VLCC V.K. Eddie (2005 - 305,261 dwt), for USD 38.0 million. This vessel was accounted for as a non-current asset held for sale as at June 30, 2019, and had a carrying value of USD 23.2 million at that time. The vessel was delivered to its new owner on August 5, 2019. Taking into account USD 0.4 million of costs to sell (sales commissions), the gain on the sale of this vessel is USD 14.4 million. This gain will be recorded upon delivery of the vessel and will therefore be recorded in the third quarter of 2019 (see Note 8).

On August 28, 2019, the Group entered into a USD 700.0 million senior secured amortizing revolving credit facility with a syndicate of banks. The facility is available for the purpose of (i) refinancing 13 vessels which are currently financed under the USD 633.0 million senior secured loan facility, as well as (ii) Euronav’s general corporate and working capital purposes. The credit facility will mature on January 31, 2026 and carries a rate of Libor plus a margin of 195bps.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2019

Note 25 - Standards issued but not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2019, and have not been applied in preparing these condensed consolidated financial statements.

Amendment to IFRS 3 Business Combinations, issued on 22 October 2018, provides more guidance on the definition of a business. The amendment includes an election to use a concentration test. This is a simplified assessment that will result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If one does not apply the concentration test, or the test is failed, then the assessment focuses on the existence of substantive process.

The amendment applies to businesses acquired in annual periods beginning on or after 1 January 2020 with earlier application permitted.

Amendments to IAS 1 and IAS 8: Definition of Material was issued on 31 October 2018 clarifying the definition of ‘Material’ and aligning the definition of ‘material’ across the standards. The new definition states that “information is considered material, if omitting, misstating or obscuring it could reasonably be expected to influence decisions that primarily users of general purpose financial statements make on the basis of those financial statements, which provide information about a specific reporting entity”. The amendments clarify that materiality will depend on the nature or magnitude of information. The amendments are effective prospectively for annual periods beginning on or after 1 January 2020 with earlier application permitted.

On 29 March 2018, the IASB has issued Amendments to References to the Conceptual Framework in IFRS Standards (Amendments to CF). The Conceptual Framework sets out the fundamental concepts of financial reporting that guides the Board in developing IFRS Standards. It helps to ensure that the Standards are conceptually consistent and that similar transactions are treated the same way, providing useful information for investors and others. The Conceptual Framework also assists companies in developing accounting policies when no IFRS Standard applies to a particular transaction; and it helps stakeholders to understand the Standards better. Key changes include:

•	Increasing the prominence of stewardship in the objective of financial reporting, which is to provide information that is useful in making resource allocation decisions.

•	Reinstating prudence, defined as the exercise of caution when making judgements under conditions of uncertainty, as a component of neutrality.

•	Defining a reporting entity, which might be a legal entity or a portion of a legal entity.

•	Revising the definition of an asset as a present economic resource controlled by the entity as a result of past events.

•	Revising the definition of a liability as a present obligation of the entity to transfer an economic resource as a result of past events.

•	Removing the probability threshold for recognition, and adding guidance on derecognition.

•	Adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis.

•
Stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced.

The amendments are effective for annual periods beginning on or after 1 January 2020, whereas the Board will start using the revised Conceptual Framework immediately.